

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 10, 2010

Blane Walter
Chief Executive Officer
inVentiv Health, Inc.
500 Atrium Drive
Somerset, BJ 08873

> **Re:** **inVentiv Health, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 000-30318**

Dear Mr. Walter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits

1. We note that Exhibit 10.19 does not appear to include the exhibits and schedules listed in the table of contents for such agreement. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreement in a Form 8-K or as an exhibit to your next periodic report. Alternatively, please explain why the information was omitted or why the agreement is no longer material to investors. In addition, please revise your exhibit list in future filings to clarify the exhibit numbering and the date of the original filings, including the Form 8-K filed October 11, 2005.

Blane Walter
inVentiv Health, Inc.
August 10, 2010
Page 2

Proxy Statement on Schedule 14A filed April 23, 2010

Elements of Executive Compensation, page 11

2. We note your disclosure in footnote 1 on page 11 that adjusted EPS includes stock compensation, but excludes hedge interest income/expense and other onetime items.   Please tell us more specifically how EPS was adjusted, including a description of any one time items excluded, and confirm that you will include similar disclosure in future filings.

3. We note your disclosure on page 13 regarding Equity-Based Incentive Awards. Please revise this section to provide more detail about your equity incentive compensation. For each named executive officer, please tell us the specific company performance targets and elements of individual performance considered as well as disclose the achievement of any qualitative or quantitative performance measures that lead to the specific amounts awarded. Refer to Item 402(b)(2)(v) and (vii) of Regulation S-K. Please confirm that you will include similar disclosure in future filings.

Summary Compensation Table, page 18

4. We note your disclosure in footnote 3 to your Summary Compensation Table. Please confirm that the amounts shown represent the aggregate grant date fair value of the awards and revise your disclosure in future filings, as applicable. Refer to Item 402(c)(2)(v) and (vi) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Blane Walter
inVentiv Health, Inc.
August 10, 2010
Page 3

        Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3401 if you have questions regarding the processing of your response as well as any questions regarding comments on your Form 10-K.

                Sincerely,

                Jennifer Gowetski
                Senior Counsel